Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Earnings:
Income before income taxes	$13,810	$49,417	$76,088	$144,920
Less: Capitalized interest	(2,477)	(1,405)	(5,863)	(3,647)
Add:
Fixed charges	29,468	21,192	81,067	56,671
Amortization of capitalized interest	152	119	428	344
Adjusted earnings	$40,953	$69,323	$151,720	$198,288

Fixed charges:
Interest expense	$13,748	$7,628	$35,404	$19,386
Amortization of debt costs	424	229	1,108	688
Rent expense representative of interest	15,296	13,335	44,555	36,597
Total fixed charges	$29,468	$21,192	$81,067	$56,671

Ratio of earnings to fixed charges	1.39	3.27	1.87	3.50